SECURITIES AND EXCHANGE COMMISSION
Washington, D.C., 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Conmed Healthcare Management, Inc.
(Name of Issuer)

Common Stock, $.0001 par value per share
(Title of Class of Securities)

20741M03
(CUSIP Number)

James H. Desnick, M.D.
Chairman of the Board
Medical Management of America, Inc.
P.O. Box 1759
Highland Park, IL 60035-1759
Telephone no. (847) 433-8307

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 4, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box   ☐ .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 20741M03

1	Name of Reporting Person

James H. Desnick, M.D.
2	Check the Appropriate Box if Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only

4	Source of Funds (See Instructions)

PF
5	Check if Disclosure of Legal Proceeding isRequired Pursuant to Items 2(d) or 2(e)

☐
6	Citizenship or Place of Reorganization

USA
	7	Sole Voting Power

		1,209,870
Number of	8	Shared Voting Power
Shares
Beneficially
Owned by	9	Sole Dispositive Power
Each Reporting
Person With		1,209,870
	10	Shared Dispositive Power

11	Aggregate Amount Beneficially Owned by Each Reporting Person

1,209,870 shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐
13	Percent of Class Represented by Amount in Row (11)

9.6%
14	Type of Reporting Person (See Instructions)

IN

This Amendment No. 1 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on October 24, 2008 (the “Statement”), relating to the shares of common stock, $.0001 par value per share (“Common Stock”), of Conmed Healthcare Management, Inc. (the “Company”) and a Warrant issued by the Company to purchase up to 91,570 shares of Common Stock (the “Warrant”), plus such additional number of shares of Common Stock as may become issuable pursuant to the “anti-dilution” provisions of the Warrant.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Statement is hereby amended and supplemented as follows:

On June 4, 2009, James H. Desnick, M.D. (“JHD”) purchased 32,000 shares of Common Stock at $3.10 per share in a private transaction.  The amount expended for such purchase by JHD was $99,200, excluding commissions and other execution related costs.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Statement is hereby amended and supplemented as follows:

JHD owns 1,118,300 shares of Common Stock, representing approximately 8.88% of the shares of Common Stock actually outstanding, and the Warrant for the purchase of up to 91,570 shares of Common Stock representing, together with the shares owned by him, approximately 9.6% of the total number of shares of Common Stock outstanding, based upon the 12,596,834 shares of Common Stock reported by the Company to be issued and outstanding as of May 14, 2009 in its Form 10-Q filed with the SEC on May 15, 2009, plus such number of shares issuable under the Warrant.

JHD has sole power to vote and dispose of the shares of Common Stock held by him and, after exercise of the Warrant, would have the sole power to vote and dispose of the shares of Common Stock thereby acquired.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 8, 2009	/s/ James H. Desnick
James H. Desnick, M.D.